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                              October 28, 2020

       James S. Byrd, Jr.
       Chairman, CEO, Co-CFO and Co-CAO
       Legion Capital Corp
       301 E. Pine St, Suite 850
       Orlando, FL 32801

                                                        Re: Legion Capital Corp
                                                            Form 1-A
                                                            File No. 024-11332
                                                            Filed October 2,
2020

       Dear Mr. Byrd:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A filed October 2, 2020

       Risk Factors Summary, page 3

   1. Please reconcile the disclosure here and in your risk factors section that you have no Chief
                                                        Financial Officer with
the disclosure on page 8 and under "Management" where you
                                                        disclose that Paul F.
Carrazzone and James S. Byrd, Jr. are co-CFOs.

       The Offering, page 4

   2. Expand to disclose your plan of distribution and any underwriting arrangements and revise the offering
circular to provide Item 8 of Form S-1 disclosure on your Plan of
                                                        Distribution.
Additionally, we note the Table of Contents lists an Underwriting section with no such section in
your offering circular. Please revise. Also, for context, include here in your offering
summary, disclosure of all securities outstanding prior to this offering, as of recent
date, including Notes and Bonds.
 James S. Byrd, Jr.
Legion Capital Corp
October 28, 2020
Page 2
Management, page 33

3. For clarity, please revise this section to spell out the titles of your executive officers rather than using the acronyms CEO, CFO, CMO and CAO.
Financial Statements, page F-1

4.       Please revise your annual and interim financial statements to:

                separately present each material type of revenue in your income statement, clearly describe the key characteristics and nature of each type of revenue or fee, more clearly disclose your revenue recognition policy for each type of revenue including interest income,
                more clearly disclose which fees are in the scope of ASC 310-20, and for those fees which are in the scope of ASC 310-20, please ensure they are presented as an adjustment of yield as part of interest income in accordance with ASC 310-20-
              45.
Statements of Consolidated Cash Flow, page F-6

5. Please revise to present receipts from and disbursements for business loans in the investing section of the statement of cash flows or tell us why you believe your current presentation in the operating section is appropriate. Refer to ASC 230-10-45-12 and -13 for guidance.
Note 2: Summary of Significant Accounting Policies, page F-8

6. We note your disclosure in Note 7 that you took ownership of commercial properties on which you had outstanding business loans receivable. Please revise your summary of significant accounting policies to include your accounting policies related to real estate owned. Please clearly discuss how you measure the acquired property upon receipt and satisfaction of the receivable.
Item 16. Index to Exhibits, page II-1

7. Please revise to include the Item 16 of Form 1-A information. Each exhibit must be listed in the exhibit index according to the number assigned to it under Item 17 of Form 1-A.
Part III - Exhibits
Item 17. Description of Exhibits, page II-1

8. Please file as exhibits to the offering statement the appropriate documents as required by
FirstName LastNameJames S. Byrd, Jr.
       Item 17 of Form 1-A, including for example only and without limitation, any underwriting
Comapany   NameLegion
       agreement,         Capital
                    material       Corplegal opinion, power of attorney and
testing the waters
                             contracts,
Octobermaterials.
         28, 2020 Page 2
FirstName LastName
 James S. Byrd, Jr.
FirstName LastNameJames  S. Byrd, Jr.
Legion Capital Corp
Comapany
October 28,NameLegion
            2020       Capital Corp
October
Page 3 28, 2020 Page 3
FirstName LastName
General

9. We note the references throughout the offering circular to "preliminary prospectus" or
         "prospectus." We also note that the cover page is based upon Form S-1 instructions.
         Please revise the cover page to include the information and legends required by Form 1-A and to revise the filing throughout to remove improper prospectus references. Refer to
         Item 1 of Form 1-A and the instructions to Part II of Form 1-A.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you
have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Donald Field at 202-551-3680 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance